

Mail Stop 3030

August 4, 2009

<u>Via U.S. Mail</u>

Gerhard F. Burbach
President and Chief Executive Officer
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, California 94588

> **Re: Thoratec Corporation**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **File No. 000-49798**

Dear Mr. Burbach:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief